Exhibit 10.1

HEMISPHERX BIOPHARMA, INC.

SPECIALTY DISTRIBUTOR PURCHASE AND SERVICE AGREEMENT

This Specialty Distributor Purchase and Service Agreement (the "Agreement") is made as of August 15, 2011 (the "Effective Date") by and between Hemispherx Biopharma, Inc., (“Hemispherx”) and Bio Ridge Pharma, LLC., 100 Campus Drive Suite 102 Florham Park, NJ 07932 (“BRP”).

RECITALS

WHEREAS, Hemispherx, is engaged in the manufacture, marketing and/or distribution of ALFERON N Injection®, an injectable formulation of Natural Alpha Interferon (hereinafter referred to alternatively as “Product”.

WHEREAS, BRP is a licensed specialty distributor in the United States and its territories (the "Territory") and is willing to purchase and resell Product in accordance with the terms and conditions of this Agreement; and

WHEREAS, BRP desires to become the exclusive, authorized distributor of Product and provide ancillary services related to the distribution of Product, as defined and provided herein, and Hemispherx is willing to appoint BRP as the exclusive distributor of Product and purchase such ancillary services related to the distribution of Product, in accordance with the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the premises and mutual promises set forth herein, the parties agree as follows:

1.0	Appointment as the Authorized Distributor and Product Purchases

1.1        Appointment as an Authorized Distributor. Subject to the terms and conditions of this Agreement, Hemispherx hereby appoints BRP as a distributor of Product solely for resale in the Territory. As a distributor of Product, BRP will distribute Product in accordance with the terms of this Agreement.

1.2        Direct Purchase from Hemispherx. BRP agrees that it will purchase Product exclusively from Hemispherx. BRP shall not source, purchase, trade, exchange or otherwise obtain Product from any entity other than Hemispherx.

1.3         Price. Hemispherx agrees to sell to BRP the Product at the price set forth in Exhibit A attached hereto (the "Purchase Price"). Hemispherx will notify BRP of price changes within seven (7) days notice to allow time to update BRP system files.

1.3        Payment. Payments for Product purchases shall be made to Hemispherx in United States dollars via Electronic Funds Transfer (EFT) according to the terms in Exhibit A. Dates for eligibility for prompt pay discounts set forth in Exhibit A are firm and any payments received from BRP after the date for eligibility of the prompt pay discount shall be for payment in full of the outstanding invoice. If that day falls on a Saturday, Sunday or Bank Holiday, payment will be due on the next business day.

1.4        Ordering Procedures. All purchases of Product shall be made via a purchase order submitted to Hemispherx via Electronic Data Interchange (EDI). In the event EDI is unavailable at a given time, BRP may submit a purchase order to Hemispherx using an alternative method: (i) via fax using the Hemispherx Purchase Order Form; or (ii) by calling Hemispherx Customer Service at. For tracking purposes, BRP agrees to use the Customer Identification Number assigned to it on all purchase orders.

1.5        Purchase Orders Subject to Hemispherx Review. Each purchase order by BRP is subject to review and acceptance by Hemispherx. Hemispherx may hold orders or reduce order quantities in its sole discretion for any of the following reasons:

1.5.1        Product is on backorder. A backorder for Product shall remain active for sixty (60) days. If Product becomes available within the sixty (60) day limit, the Product will be shipped at the price in effect on the date the order was received and accepted. If the Product remains on backorder for more than sixty (60) days, the backordered quantity will be canceled on the sixtieth (60) day and BRP will be notified. Cancelled backorders must be re-ordered by BRP at the price in effect on the date of subsequent order. Notwithstanding the above, if BRP re-orders product within three (3) business days following cancellation of the backorder, the order will be re-entered at the price in effect on the day of the original product purchase order.

1.5.2        Product is in short supply or is expected to enter a period of short supply. Some or all of the purchase order will be placed on hold and allocation of the Product in short supply or expected to enter a period of short supply shall be made in the sole discretion of Hemispherx.

1.5.3        BRP’s credit limit is exceeded. In the event BRP's credit limit with Hemispherx is exceeded, BRP may reduce the purchase order or submit a formal request to Hemispherx to increase BRP's credit limit. Credit limits are established in the sole discretion of Hemispherx and its Credit and Collections Department.

1.6        Shipment/Risk of Loss. Shipments by Hemispherx to BRP will be made within five (5) business days after receipt and acceptance of a purchase order. Product shall be shipped FOB destination, freight prepaid. Title and risk of loss pass to BRP upon BRP’s acceptance of delivery as demonstrated by written signature of BRP’s representative. Hemispherx shall pay all standard charges for freight, insurance, fees, and all other packing and shipping charges related to delivery of Product to BRP, provided however, if BRP requests expedited shipment, special routing or special handling of a shipment which results in a higher transportation cost than would be incurred in a delivery but for such request(s), the extra cost incurred by Hemispherx will be added to BRP’s invoice. Hemispherx shall not be liable for any costs (including, without limitation, the replacement cost) of any Product shipped or alleged to have been shipped by BRP to a customer in the event customer does not receive said shipment.

1.7        Inspection/Defect/Return of Product. BRP shall promptly inspect all shipments of Product delivered to BRP and report any damage, defect, loss in transit, or other shipping errors to Hemispherx Customer Service () within five (5) business days of receipt by BRP. Hemispherx will, in its sole discretion, issue either a credit or replacement for any Product which is damaged or defective if the damage or defect existed prior to delivery to BRP and BRP has not violated any applicable requirements regarding storage and handling. Hemispherx may ask for return of the damaged or defective Product or direct that such Product be destroyed. Hemispherx agrees to reimburse BRP for all standard shipping costs related to such returns or destruction in the form of a credit to BRP’s account. Hemispherx will not reimburse BRP for any other expenses associated with a damaged or defective Product.

1.8        Recall. BRP agrees to administer recalls, warning letters, quarantines or withdrawals in accordance with Hemispherx instructions. Hemispherx agrees to reimburse BRP for all direct costs related to the foregoing which are pre-approved by Hemispherx in writing. With regard to recalls, Hemispherx endeavors to comply with all HDMA guidelines.

1.9        Returned Goods. BRP agrees to comply with Hemispherx’s Return Goods Policy (attached hereto as Exhibit B) which shall be applicable to all purchases of Product hereunder.

1.10         Shipping, Handling and Storage. BRP agrees that it will comply with all rules and regulations of every governmental authority having jurisdiction over the shipping, handling, storage, distribution, and dispensing of Product and that it will conform to all labeled specifications concerning its shipping, handling and storage. BRP represents and warrants that all facilities to which Product will be shipped are licensed to handle such product in accordance with all applicable state and federal requirements. BRP shall not repackage, obscure or otherwise alter the original container of the Product. BRP will submit written documentation of state licensing to Hemispherx promptly following execution of this Agreement.

2.0	BRP Service Requirements

2.1        Resale in the Territory/Resale Efforts. BRP agrees to use reasonable efforts to sell and promote the Product in the Territory, as defined in Exhibit D, and will not take any action inconsistent with such obligation.

2.2        Provide Data and Information. Hemispherx requires certain data and information to verify Product inventories and BRP’s timely performance of services and for purposes of evaluating Hemispherx’s sales force activity and productivity. BRP agrees to supply daily (prior to 6 pm EST) EDI 852 inventory reports and weekly (prior to 6 pm EST each Monday) EDI 867 reports. The specifications for each of these reports are included in Exhibit C. Hemispherx agrees to cooperate with BRP with respect to BRP's reporting obligations as reasonably requested by BRP to meet its obligations under this Section 2.2. In the event BRP, due to pre-existing agreement with its customer, is unable to provide any of the data required by this Section 2.2, BRP will so notify Hemispherx and identify the customer whose data BRP cannot provide.

2.3        Adverse Experiences Reports. BRP agrees to provide written reports of adverse events reported to it. If BRP learns, or is advised of any serious and unexpected side effects, as defined in FDA regulations (21CFR314.80), BRP is to immediately notify the Hemispherx Drug Safety Department at within twenty-four (24) hours of receiving such of learning of such adverse event.

2.4        Lapse in Licensure. BRP shall notify Hemispherx within ten (10) business days of its termination, suspension, revocation, forfeiture or non-renewal of any license required for BRP to comply with its obligations under this Agreement.

2.5        Contract Administration. BRP shall administer Hemispherx contracts with BRP’s customers in accordance with the following requirements:

Recognize and administer contracts (including amendments to same) between Hemispherx and customers of BRP within two (2) days of receipt of notice from Hemispherx. Contracts may be direct with such customers, or indirect through Participating Pharmacies under the Armada Health Care Group Purchasing Organization Agreement in effect between Armada Health Care and Hemispherx (“GPO Agreement”). Participating Pharmacies are defined as those ARMADA member facilities that fall within the approved Class of Trade as defined in Exhibit B of the GPO Agreement, have agreed to the terms as detailed in Exhibit A of the GPO Agreement, and that have been qualified by Armada and ultimately approved by Hemispherx. BRP also agrees, upon notice from Hemispherx, to recognize and administer special pricing offers (“blanket offers”) made to, and accepted by, customers of BRP within particular classes of trade even if there is no formal written agreement between Hemispherx and such customer. The requirements of the preceding sentence shall apply regardless of whether or not the customer is a member of a GPO and regardless of whether or not Hemispherx has, or does not have, an agreement covering such pricing offer with the customer’s GPO. Nothing in this section will limit the distribution of Product by BRP to any entity (doctor, clinic, pharmacy, etc) that may want to purchase Product at the then current WAC price. These entities may be identified by Hemispherx, BRP or may include those entities that call either Hemispherx or BRP to source product.

2.6        GPO Member Lists. BRP shall provide Hemispherx with a membership list updated quarterly containing the following information:

-	Full legal name of member organization
-	Address
-	Number of Covered Lives
-	Formulary Type
-	Start Date and Termination Date
-	DEA#
-	HIN ID#

2.7        Monitor Buying Patterns. Monitor buying patterns of its customers to help identify and prevent to the best of its ability speculative buying patterns or buying patterns from customers that are greater than 15% above normal and customary monthly demand, and limit purchases when appropriate.

2.8        Notify of Anticipated Increases in Buying. To the extent such information is otherwise publicly available, provide no less than four (4) weeks advance notice to Hemispherx in the event it anticipates any event which will cause a change in excess of 20% in BRP’s ordering pattern (e.g., acquisition or loss of a significant customer).

2.9        No diversion of Product. BRP will not divert Product or knowingly purchase and resell Diverted Product. Diverted Product shall include (i) Product that has been manufactured by Hemispherx but is expired, defective, or out of specification and diverted from planned destruction, (ii) Product that has been stolen, (iii) Product packaged in other than a standard sized or unit of measure currently offered by Hemispherx’s United States Business Unit and clearly so indicated on the packaging, (iv) Product sold at a discount to a specific channel of distribution (i.e., managed care, GPO member, 340B/PHS covered entity, etc.) that is resold outside the authorized channel of distribution, and (v) Product originally intended for sale in any country other than the United States.

2.10         Subcontractors. Notwithstanding anything herein to the contrary, BRP may enter into a Drug Distribution Agreement between BRP and Smith Medical Partners, LLC, (“Smith Medical”) or another third party subcontractor, to perform certain services set forth in this Agreement with respect to Product. BRP agrees that it remains responsible to Hemispherx for the performance of all such services as required by the terms and conditions set forth in this Agreement, including but not limited to the Representations and Warranties set forth in Section 6.0.

3.0	Service Fees. In exchange for services provided as specified in this Agreement, specifically section 2.0 and Exhibit D, Hemispherx agrees to pay BRP service fees depicted below (the "Service Fee"). The Service Fee shall be calculated and credited against BRP's account quarterly by Hemispherx within sixty (60) days. Quarterly payments will are based on actual purchases total purchases made by BRP from Hemispherx as defined in Section 3.2 below.

3.1        Service Fee Schedule: Storage and Call Center fees related to Products are to commence on the day of Product receipt and pro-rated for the month if not received on the first day of the month.

ALFERON-N
Storage* and Call Center		$1,750 per month except when the Distribution Fee paid to BRP exceeds $225,000 in any given year

Exclusive Distribution Fee
Annual Purchases	$0 through $3,000,000	6.0% of sales
Annual Purchases	$3,000,001 > $100,000,000	3.3% of sales
Annual Purchases	> $100,000,001	1.4% of sales

AMPLIGEN
Storage* and Call Center	$1,750 per month

3.2        Calculation of Percentage. Hemispherx will pay BRP 6.0% (six) on all total sales up to the first $3,000,000 (three million dollars) from Hemispherx to BRP in a calendar year. In addition to the 6.0% on the first $3,000,000, Hemispherx will pay BRP 3.3% on all total sales up to the next $97,000,000 (ninety seven million dollars) from Hemispherx to BRP in a calendar year. In addition to payment on the first $100,000,000 detailed above, Hemispherx will pay 1.4% on all total sales over $100,000,000 (one hundred million dollars) from Hemispherx to BRP in a calendar year. Total sales are defined as all purchases made by BRP from Hemispherx at the wholesaler acquisition price (WAC) in effect at the time of ordering.

3.3        Restrictions on Use of Service Fee Payments. BRP agrees that no payment of service fees made pursuant to this Agreement will be passed in whole or in part, directly or indirectly, to any customer or client or affiliate of BRP. Any payments for services provided pursuant to this Agreement are intended solely for payment of the services provided and do not reflect a discount on the purchase price of the Product and shall not be used in such a manner, directly or indirectly.

3.4        Exceptions to Exclusivity. BRP will, from time to time be requested to ship Ampligen and/or Alferon N to Hemispherx’s Manufacturing Facility & Development Center located at 783 Jersey Avenue, New Brunswick, NJ 08901. Hemispherx shall pay all standard charges for freight, insurance, fees, and all other packing and shipping charges related to delivery of Ampligen and/or Alferon N under this section to Hemispherx by BRP. Of such product, Ampligen will be provided to study sites in the US under Hemispherx AMP 511 study and for countries outside the Territory and Alferon N for countries outside the Territory, neither of which will be in violation of the exclusivity provision of this agreement and will not carry any Distribution Fee.

4.0	Accounting For and Reporting Prices and Fees.

4.1        BRP agrees that, if it should have an obligation on behalf of itself or on behalf of any of its customers, to report discounts earned under this Agreement in compliance with applicable federal, state or local laws, including but not limited to the Medicare and Medicaid laws, it will fully and accurately account for, and report the total value of such discounts in a way that complies with all such laws.

4.2        BRP agrees to provide, upon request of a representative of the U.S. Secretary of Health and Human Services, a State Medicaid agency or any other federally funded health care program, all information concerning the prices paid and fees earned under this Agreement.

4.3        If BRP has contractual relationships with any customers requiring disclosure of prices paid and fees earned under agreements such as this, BRP agrees that it will disclose such information in such detail as is required by such agreements and by any applicable law or regulation.

5.0	Recordkeeping, Audits and Inspections.

5.1        BRP agrees that during the Term of this Agreement (as defined below) and for a period of two (2) years after its expiration or termination, BRP shall keep and maintain all records related to its purchases and services under this Agreement, including, without limitation, with respect to its disposition of Product. BRP shall, upon receipt of a written request from Hemispherx, furnish such records and information in a format reasonably acceptable to Hemispherx within thirty (30) days of receipt of such request. This requirement is independent and does not in any way limit the requirement to supply information pursuant to Sections 2 and 3.

5.2        BRP agrees to permit Hemispherx or its agents to conduct periodic audits of the relevant books and records relating to BRP's compliance with the terms of this Agreement, including, without limitation, records related to prescriptions received for the Product written and the dispensing of the Product. Any audits shall be at Hemispherx's expense and shall be conducted upon reasonable advance notice during regular business hours at BRP's principal office and in such manner as not to unduly interfere with BRP's operations.

5.3        For purposes of insuring compliance with the terms of this Agreement, Hemispherx may request that BRP provide to Hemispherx, within thirty (30) days after written request, a certification of compliance from a senior officer or executive with financial oversight responsibility for BRP attesting to BRP's compliance with the terms of this Agreement.

5.4        Hemispherx agrees that all inspections and audits shall be subject to the requirements of and shall be in compliance with all state and federal laws regarding the confidentiality of medical and prescription records, including, without limitation, HIPAA.

6.0	Representations and Warranties.

6.1	Representations and Warranties of Hemispherx.

6.1.1	Hemispherx hereby represents and warrants to BRP that:

6.1.1.1	Each shipment of Product delivered pursuant to this Agreement shall be of merchantable quality; and

6.1.1.2	Each shipment of Product shall not, on the date of shipment by Hemispherx, be adulterated or misbranded within the meaning of the Federal Food, Drug and Cosmetic Act or within the meaning of any state or local law as to which the definitions of "misbranding" or "adulteration" are substantially the same as those contained in the Federal Act, as such laws are in effect on the date of such shipment.

6.1.1.3	Each warranty set forth in this Section 6.1 is in lieu of all other warranties, express or implied, and Hemispherx expressly disclaims any and all other warranties including, without limitation, any warranty of merchantability or fitness for any particular purpose. Hemispherx makes no warranty whatsoever, express or implied, and assumes no liability to BRP or anyone else in respect of: (i) the purity, standards or other characteristics of Product if its immediate container has been opened by BRP or anyone else after shipment by Hemispherx other than immediately prior to its use; (ii) the continued availability of Product; or (iii) the use of Product other than as specified its prescribing information.

6.2	Representations and Warranties of BRP.

6.2.1	BRP hereby represents and warrants to BRP that:

6.2.1.1	BRP has, and at all times during the term of this Agreement will maintain, all governmental licenses, permits and approvals required to market, promote, distribute, offer for sale and sell the Product in the Territory and to conduct all other activities under this Agreement;

6.2.1.2	BRP will at all times during the term of this Agreement maintain the highest standards of quality to protect the integrity of the Product;

6.2.1.3	BRP does not, and during the time of this Agreement will not (1) employ an individual who has been debarred by the FDA pursuant to 21 U.S.C. § 335a(a) or (b) ("Debarred Individual") to provide services in any capacity to a person that has an approved or pending drug product application, or an employer, employee or partner of such a Debarred Individual or, (2) utilize a corporation, partnership or association that has been debarred by FDA pursuant to 21 U.SC. § 335(a) or (b) ("Debarred Entity") from submitting or assisting in the submission of a drug application, or an employee, partner, shareholder, member, subsidiary, or Affiliate of a Debarred Entity. BRP further warrants and presents that it has no knowledge of any circumstances which may affect the accuracy of the foregoing representations, including, without limitation, knowledge of any FDA investigations of, or debarment proceedings against, BRP or any person or entity performing services or rendering assistance which is in any way related to activities taken pursuant to this Agreement, at any time during the Term, becomes aware of any such circumstances; and

6.2.1.4	BRP does not, and during the time of this Agreement will not employ an individual who has been or is at such time included in the List of Excluded Individuals/Entities or in the List of Parties Excluded from Federal Procurement and Nonprocurement Programs.

7.0	Indemnification.

7.1        BRP shall be solely responsible for, and agrees to defend, indemnify, and hold harmless Hemispherx and its affiliates, shareholders, directors, officers and employees (indemnitees) from and against any and all claims, causes of action, obligations, liability, liens, indebtedness, debts, judgments, damages (exclusive of lost profits) losses, costs, expenses, and fees (including, without limitation, reasonable attorneys fees) to the extent arising from or related to breach or default under any representation, warranty, covenant, obligation or promise made by BRP or an affiliate of BRP, provided, however, that BRP shall not be obligated to defend, indemnify, or hold harmless any intended indemnitee from claims to the extent such claims result from that intended indemnitee’s willful, wanton or negligent act or omission or from that indemnitee’s breach of the terms of this Agreement. This indemnity is conditioned upon the intended indemnitee's giving prompt notice to BRP of any claim which may be covered by this indemnity, permitting BRP to handle such claim as it determines most appropriate, cooperating fully with BRP in its handling of such claim, and not making or offering to make any settlement of such claim without the prior written consent of BRP. IN NO EVENT WILL BRP BE LIABLE FOR INDIRECT, CONSEQUENTIAL OR SPECIAL DAMAGES OR LOST PROFITS.

7.2        Hemispherx shall be solely responsible for and agrees to defend, indemnify, and hold harmless BRP and its affiliates, shareholders, directors, officers and employees (including Smith Medical or any other third party contractor, in the event that that BRP enters into a Drug Distribution Agreement with Smith Medical or any other third party subcontractor, as set forth in Section 2.10, (“Indemnitees”) from and against any and all claims, causes of action, obligations, liability, liens, indebtedness, debts, judgments, damages (exclusive of lost profits) losses, costs, expenses, and fees (including, without limitation, reasonable attorneys fees) to the extent arising from or related to breach or default under any representation, warranty, covenant, obligation or promise made by Hemispherx or a Hemispherx affiliate, provided, however, that Hemispherx shall not be obligated to defend, indemnify, or hold harmless any intended Indemnitee from claims arising out of the willful, wanton or negligent act or omission of an Indemnitee (including, for purposes of this indemnity, the use of Product outside its labeled indications) or from an Indemnitee’s breach of the terms of this Agreement (or, in the case of Smith Medical or any other third party subcontractor, a breach of the terms of its Drug Distribution Agreement with BRP, if such agreement is executed). This indemnity is conditioned upon the Indemnitee giving prompt notice to Hemispherx of any claim which may be covered by this indemnity, permitting Hemispherx to handle such claim as it determines most appropriate, cooperating fully with Hemispherx in its handling of such claim, and not making or offering to make any settlement of such claim without the prior written consent of Hemispherx. IN NO EVENT WILL HEMISPHERX BE LIABLE FOR INDIRECT, CONSEQUENTIAL OR SPECIAL DAMAGES OR LOST PROFITS.

7.3        Additionally, Hemispherx shall be solely responsible for and agrees to defend, indemnify, and hold harmless BRP and its affiliates, shareholders, directors, officers and employees (including Smith Medical or any other third party subcontractor, in the event that that BRP enters into a Drug Distribution Agreement with Smith Medical or any other third party contractor, as set forth in Section 2.10, (“Indemnitees”) from and against any and all claims, causes of action, obligations, liability, liens, indebtedness, debts, judgments, damages (exclusive of lost profits), losses, costs, expenses, and fees (including, without limitation, reasonable attorneys fees) to the extent arising, directly or indirectly, out of (i) any claim that Hemispherx has violated Applicable Laws or that Products made, sold, supplied, or delivered by or on behalf of Hemispherx may be alleged or determined to be adulterated, misbranded or otherwise not in full compliance with or in contravention of applicable laws at the time of shipment or delivery hereunder, (ii) any claim that the design, manufacture or packaging of any Product is defective or improper in any manner or not suited for the purposes for which such Product is intended, (iii) any claim that any Product infringes any proprietary or intellectual property rights of any person, including infringement of any trademarks or service names, trade names, trade secrets, inventions, patents or violation of any copyright laws or any other applicable federal, state or local laws, and (iv) any claim of negligence, strict product liability, willful misconduct or breach of this Agreement by Hemispherx, provided, however, that Hemispherx shall not be obligated to defend, indemnify, or hold harmless any intended Indemnitee from claims arising out of a grossly negligent act or omission of an Indemnitee (including, for purposes of this indemnity, the distribution by an Indemnitee of Product outside its labeled indications) or from an Indemnitee’s breach of the terms of this Agreement (or, in the case of Smith Medical or any other third party subcontractor, a breach of the terms of its Drug Distribution Agreement with BRP, if such agreement is executed).

7.4        In the case of Smith Medical or any other third party subcontractor, any indemnity set forth herein shall be further limited to the extent claims, causes of action, obligations, liability, liens, indebtedness, debts, judgments, damages (exclusive of lost profits), losses, costs, expenses, and fees (including, without limitation, reasonable attorneys fees) to the extent arise, directly or indirectly, from Smith Medical’s or any other third party subcontractor ‘s performance of services related to Product pursuant to its Drug Distribution Agreement with BRP.

8.0	Term and Termination of Agreement

8.1        The term of this Agreement shall begin on the Effective Date and shall expire one (1) year thereafter unless earlier terminated in accordance with this Agreement (the "Term"). The Term may be extended upon the mutual written agreement of the parties.

8.2        Either party may terminate this Agreement upon the occurrence of a material breach by the other party, which material breach has not been cured within thirty (30) days after receipt of written notice thereof by the breached party from the other.

8.3        This Agreement may be terminated by either party without cause upon not less than sixty (60) days' prior written notice to the other party.

8.4        The termination or expiration of this Agreement shall not affect the rights and obligations of the parties accruing prior to the effective date of termination. Provisions concerning record keeping and audits, confidentiality, indemnity and governing law shall survive for seven (7) years following the effective date of termination. In addition, BRP shall remain liable for any unpaid invoices.

8.5        BRP agrees that, in the event of early termination, Hemispherx shall not be liable to BRP for any compensation other than what has properly been earned for services provided during the Term, which will be prorated to the extent such termination is effective within a quarter.

8.6        Notwithstanding anything in this Agreement to the contrary, Hemispherx reserves the right to discontinue the manufacture, sale and/or distribution of Product in its sole discretion. Hemispherx will not, in the event of Product discontinuance, accept responsibility for any cost or expenses which BRP may have to pay to acquire substitute product(s) from other vendors. This provision will prevail over any contrary language contained in bid requests, solicitations, invitations to bid and similar documents.

8.7        Upon the expiration or termination of this Agreement, BRP agrees to (i) transfer all Product accounts maintained by BRP to an entity designated by Hemispherx, and (ii) to cooperate in good faith in any and all such efforts by Hemispherx to ensure an orderly transition of such customers. Hemispherx agrees to reimburse BRP for its reasonable out of pocket costs incurred by BRP which are directly attributable to BRP's compliance with this Section 8.7, to the extent such costs are approved in writing by Hemispherx in advance.

9.0	General Provisions

9.1        Affiliate Defined. For purposes of this Agreement, the term "BRP" and “Hemispherx” shall include affiliates of BRP and affiliates of Hemispherx respectively. "Affiliate" shall mean any individual, corporation or other business entity which, directly or indirectly, controls a party, is controlled by a party, or is under common control with a party. "Control" shall mean possession of the power to direct, or cause the direction of the management and policies of a corporation or other entity whether through the ownership of voting securities, by contract or otherwise.

9.2        Legal Action. Each party will promptly notify the other of any legal or regulatory action or threatened action arising in connection with this Agreement.

9.3        Entire Agreement/Waiver. This Agreement constitutes the entire understanding between the parties with respect to its subject matter and supersedes all prior and contemporaneous understandings and agreements. The terms and conditions of this Agreement may not be waived, modified or amended in any way by conduct, custom or course of dealing; instead, they may be waived only by a written document signed by both parties. The waiver by a party of any term or condition of this Agreement shall not be deemed to be a waiver of any subsequent breach by the other party of the same term or condition or any other term or condition hereof. The subsequent acceptance of performance by a party of any breached term or condition of this Agreement shall not be deemed to be a waiver of any preceding breach by the other party of the same term or condition or any other term or condition of this Agreement, regardless of whether the accepting party knew or did not know of the preceding breach at the time of acceptance of such performance.

9.4        Notices. All notices to be given hereunder shall be in writing, addressed to the attention of the president of the party being notified, and shall be deemed duly given when mailed by certified mail, return receipt requested, postage prepaid, or by recognized overnight courier service, to the address below.

To Hemispherx:

Hemispherx Biopharma, Inc.

One Penn Center

1617 JFK Boulevard, Suite 660

Philadelphia, PA 19103

Attention: William A. Carter, M.D.

To BRP:

Bio Ridge Pharma, LLC.

100 Campus Drive Suite 102

Florham Park, NJ 07932

9.5        Force Majeure. Noncompliance with the obligations hereunder for reasons of Force Majeure shall not constitute a breach of any terms or conditions hereunder, but shall relieve the parties of the obligations of this Agreement for as long as the Force Majeure remains, without extending its Term. For purposes of this Agreement, Force Majeure shall be defined as: laws or regulations or acts of any government or agency thereof; judicial action; inability of a third-party manufacturer to supply; acts of God; war, terrorism, or civil commotion; destruction of production facilities and/or materials; fire; flood; explosions; earthquake or storm; labor disturbances; any health reform legislation which materially alters the commercial benefit of this Agreement; failure of public utilities or common carrier; or any other causes beyond the reasonable control of the parties.

9.6        Amendments. Except as explicitly provided herein, no changes, amendments, or alterations to this Agreement shall be effective unless in writing and signed by a duly authorized representative of Hemispherx and BRP.

9.7        Independent Contractor. BRP acknowledges that, in entering this Agreement, it is acting as an independent contractor and that it does not have the right to, and will not at any time, transact any business in the name of Hemispherx or obligate it in any manner, character or description, and Hemispherx shall not, under any circumstances unless prior written consent has been given, be liable for any agreement, contract, representation or warranty, which the BRP may hereafter enter into or make.

9.8        Confidentiality. Each party agrees to maintain the confidentiality of any proprietary or confidential information (“Confidential Information”) of the other to which it has gained access during the performance of this Agreement. Confidential Information may not be used or disclosed to any third party (other than a party’s affiliates, employees, officers, directors or other authorized representatives) except with the prior written consent of the party whose information is being disclosed. Each party shall use the same care to prevent disclosure, publication, or dissemination of such Confidential Information as is used to protect its own confidential information, but not less than reasonable care. Confidential Information shall not include any information which is (i) already lawfully known to, or independently developed by, or for, a party, (ii) disclosed in lawfully published materials, (iii) generally known to the public through no fault of the party receiving the Confidential Information, or (iv) lawfully obtained from any third party having a right to disclose. A party may also disclose Confidential Information as required by law, provided however, that in anticipation of such required disclosure, the disclosing party shall give maximum practical advance notice to the other and, at the other’s expense, cooperate with the other’s efforts to request confidential treatment of such Confidential Information by the recipient to the extent afforded by law. Customer agrees not to disclose any of the terms and conditions of this Agreement to any third party, other than Customer’s affiliates, employees, officers, directors or other authorized representatives who have a need to know such information. Confidential Information shall not include information orally disclosed unless such Information is promptly reduced to writing with a copy (marked “Confidential”) delivered to the party charged with maintaining its secrecy.

9.9        Trademarks. BRP agrees that Hemispherx is the owner, and is entitled to the exclusive use, of each and every trade name and trademark which it now possesses, is now using, or may hereafter use and/or which Hemispherx or its agent or an affiliate has heretofore registered, or may hereafter register, in the United States or any foreign country and that BRP will not derive any legal right to any of Hemispherx’s trade names or trademarks and will not now or at any time hereafter use, register, or attempt to use or register such trade names or trademarks, except as expressly authorized in writing by Hemispherx. No right is granted to BRP to use any trade name or trademark of Hemispherx in connection with BRP’s business. In the event that BRP wishes to create any material, other than materials used in the ordinary course of its business, using any trade name or trademark of Hemispherx, such material shall be forwarded to Hemispherx in advance of such use for approval by Hemispherx.

9.10         Assignment. This Agreement and the rights and obligations hereunder may not be assigned or transferred by either party without the prior written consent of the other party; provided, however, that Hemispherx may assign this Agreement without BRP's consent to an Affiliate of Hemispherx or in connection with the merger, consolidation or sale of all or substantially all of its assets.

9.11         Disputes. If a dispute arises between the parties under this Agreement, the parties agree that, prior to either pursuing other available remedies, decision-making individuals from each party will promptly meet, either in person or by telephone, to attempt in good faith to negotiate a resolution of the dispute. If, within sixty days after such meeting, the parties are unable to resolve the dispute (or such longer time as the parties may agree) either party is free to pursue its legal remedies.

9.12         Insurance. BRP agrees that it shall maintain comprehensive general liability insurance in an amount not less than $3,000,000.00 United States Dollars ($3 Million USD) per person and per occurrence, 5,000,000.00 United States Dollars ($5 Million USD) in the aggregate for physical injury and property damage. Hemispherx agrees that it shall maintain comprehensive general liability insurance in an amount not less than 3,000,000.00 United States Dollars ($3 Million USD) per person and per occurrence, 3,000,000.00 United States Dollars ($3 Million USD) in the aggregate for physical injury and property damage. Hemispherx agrees that it shall maintain comprehensive product liability insurance in an amount not less than 5,000,000.00 United States Dollars ($5 Million USD) per person and per occurrence, 5,000,000.00 United States Dollars ($5 Million USD) in the aggregate for physical injury and property damage. Each party shall provide proof of such insurance if requested by the other party.

9.13         Governing Law and Jurisdiction. The validity, interpretation and performance of this Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey without regard to the principles of conflicts of law. All actions arising under this Agreement shall be brought in a court of competent subject matter jurisdiction in the State of Connecticut and both parties agree to accept the personal jurisdiction of such court. IN ANY CONTROVERSY OR CLAIM, WHETHER BASED IN CONTRACT, TORT OR OTHER LEGAL THEORY, ARISING OUT OF OR RELATING TO THIS AGREEMENT, ITS ENFORCEABILITY OR VALIDITY, OR THE PERFORMANCE OR BREACH THEREOF OR THE RELATIONSHIPS ESTABLISHED THEREUNDER, ALL PARTIES HEREBY IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY.

9.14         Effect of Invalidity of any Provision. If any provision(s) of this Agreement shall be held to be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be impaired thereby, and such remaining provisions shall continue to be valid, binding and enforceable, only so long as the intent of the parties can be achieved. Otherwise, this Agreement shall terminate.

9.15         Compliance with Laws. Hemispherx and BRP each agree that they will separately be responsible for securing and maintaining all required licenses, permits and certificates applicable to their respective operations and each shall comply with any and all applicable federal, state and local laws, and regulations adopted there under, including but not limited to, (i) the Federal Food Drug and Cosmetic Act, (ii) the Social Security Act; (iii) HIPAA, (iv) all federal and state health care anti-fraud and abuse laws, and (v) all state privacy, and consumer protection laws, including those relating to the use of medical and prescription information for commercial purposes.

IN WITNESS WHEREOF, the parties have hereunto set the signatures of their authorized representatives.

Bio Ridge Pharma, LLC	Hemispherx Biopharma, Inc.
100 Campus Drive Suite 102	One Penn Center
Florham Park, NJ 07932	1617 JFK Boulevard, Suite 660
Philadelphia, PA 19103

By:	By:
Printed Name: Lawrence S. Irene, R.Ph.	Printed Name: William A. Carter, M.D.
Title; CEO	Title: Chairman and CEO

List of Exhibits

Exhibit A – Price and Payment Terms

Exhibit B – Product Return Goods Policy

Exhibit C – 852 and 867 Data Requirements

Exhibit D - Services

Exhibit A

Price and Payment Terms

Price

Product is available at wholesale list price (Wholesale Acquisition Cost or WAC) current at the time of order placement.

Payment Terms

2% 30, net 31

Exhibit B

Hemispherx Returned Goods Policy

This Return Goods Policy is for all Hemispherx products, Alferon N® and Ampligen®, distributed by Bio Ridge Pharma, Inc.

The following products are eligible for return and reimbursement:

•	Out dated product: Product within two (2) months prior or six (6) months past expiration date noted on product; AND

•	Product in its original container and bearing its original label. OR

•	Product which Hemispherx has specified be returned

The following products are not eligible for return and reimbursement:

•	Product that is not out-dated.

•	Product in which the lot number and/or expiration date is missing, illegible, covered, and/or unreadable on original container.

•	Product that has been damaged due to improper storage or handling, fire, flood, or catastrophe.

•	Product that has been sold expressly on a non-returnable basis.

•	Product that is not in its original container and/or not bearing its original label.

•	Product that is in its original container with a prescription label attached.

•	Product that has been repackaged

•	Partial vials..

•	Product obtained illegally or via diverted means.

•	Product purchased on the "secondary source" market or from a distributor other than BioRidge. .

•	Product that Hemispherx determines, in its sole discretion, is otherwise adulterated, misbranded, or counterfeit.

Hemispherx will only accept returns shipped to BioRidge Pharma. All eligible products shall be shipped in a safe, secure, and reliable manner, and in compliance with all applicable federal, state and local laws, regulations and statutes. It is the shipper's responsibility to securely package all return goods to prevent breakage during transit and otherwise comply with laws and regulations applicable to the packaging, shipping and transport of return goods shipments. Hemispherx is not responsible for shipments lost and/or damaged in transit. Hemispherx recommends that all customers insure return goods shipments.

Hemispherx will audit the quantities of return goods and final reimbursement will be based on Hemispherx count. All products will be reimbursed based on the priced paid. Direct purchasing customers reimbursement will be issued in the form of a credit or product replacement to the appropriate party.

To assist in accurate credit memo processing, please include the following information with the return goods shipment:

1.	Purchaser ‘s name and mailing address.

2.	Date and quantity purchased

Return goods shipments which are deemed to be outside of this policy will not be returned to the customer or the third party processor and no reimbursement will be issued by Hemispherx. Hemispherx return goods policy is subject to change at any time and without prior notice to other parties.

Exhibit C

852 and 867 Data Requirements

Data Elements of EDI 852 File Type

Data Element	Description
Account identifier	Unique identifier to Authorized Distributor. DUNN’s number.
Account Name	Constant alpha name for Authorized Distributor. This should be the “sold to” name of the account.
Distribution location identifier	Unique identifier of each “sold from” location or “Distribution Center” – should be the location’s DEA number
Product Activity Date (Header)	Include start and end date. YYYYMMDD for both.
Product NDC	National Drug Code (eleven digit) no hyphenation – include leading zeros where applicable.
Product Activity Date (Detail)	Date product shipped.
Product Description	Product name/Description of Product in Authorized Distributor’s system that corresponds to the NDC referenced above. Include brand name, strength, form, and size/unit of measure.
Quantity On Hand	Total vials on hand per distribution location including, but not limited to quantity available for sale to all Providers plus quantity committed, plus quantity held, plus quantity allocated at the end period of Product Activity Date, and any other vials physically on hand within a Distribution Center excluding only the products deemed unsaleable by some sort of damage or expired dating of the Product. All saleable product owned by Wholesaler.
Quantity On Order	Total vials on hand per distribution location including, but not limited to quantity on order from manufacturer or Product awaiting receipt from another Distribution Center at the end period of Product Activity Date. This includes inter-Distribution Center transfers and any other Product orders expected to be received into the Distribution Center regardless of the source.
Quantity Sold	Total vials shipped for 100% of Customers during Product Activity Date
Quantity Demanded	Total vials ordered/demanded/ requested for 100% of Customers during Product Activity Date
Total Quantity Shorted	Total vials shorted for 100% of Customers. Ordered/demanded, but not able to fill within 24 hours of the date ordered/demanded.
Quantity shorted manufacturer supply issue	As a subset of Total Quantity Shorted, quantity shorted due to a manufacturer backorder or allocation issue. Quantity shorted ordered/demanded, but not able to be filled within 24 hours of the date ordered/demanded specific to each specific “sold to” Customer due to manufacturer supply issue.
Quantity Transferred	Total vials transferred during Product Activity Date for 100% of Distribution Centers. Transfers should be inter-Distribution Center transfers only. All other Product movement should be recorded as a Product sale or withdrawal.
Quantity Withdrawn	Total vials withdrawn from inventory during the Product Activity Date.
Quantity Withdrawn (unsaleable goods)	The subset of Quantity Withdrawn from inventory during the Product Activity Date because Product is deemed unsaleable and sent to distributor morgue.
Quantity Held (QH)	All product held from reported inventory
Quantity Committed (QC)	Product in reported inventory and committed for sale
Quantity Shorted (LS)	Quantity shorted due to Hemispherx supply issues.
Total Quantity Shorted (QO)	Quantity shorted other than Hemispherx supply issue.
Quantity Damaged (QD)	Product removed from inventory due to unsaleablity.

Data Elements of EDI 867 File Type

Data Element	Description
Account identifier	Unique identifier to Authorized Distributor. DUNN’s number.
Account Name	Constant alpha name for Authorized Distributor. This should be the “sold from” name of the account.
Distribution location identifier	Unique identifier of each “sold from” location or “Distribution Center” – should be the location’s DEA number
Invoice Date	Include date of transfer. YYYYMMDD
Product National Drug Code (NDC)	National Drug Code (eleven digit) no hyphenation – include leading zeros where applicable.
Customer City
Invoice number (DI)	Invoice # to the end customer
Unit of measure
Contract number (CT)
Quantity	All product movement including sales, inter-company, intra-company transfers and returns
Product Transferred Type	Code identifying type of product transfer
Customer Name	Location name “xyz pharmacy”
Customer DEA	DEA of that Customer
Customer HIN	HIN of that Customer (where applicable)
Customer Address	Physical shipping address of the Customer that coincides with the Customer pharmacy license.
Customer Address 2	Additional Physical shipping address of the Customer that coincides with the Customer pharmacy license. Suite, building, etc.
Customer state
Customer zip code

Exhibit D

Services

I.	SERVICES:

1.	WAREHOUSEING
a.	Per Section 1.11

2.	RECEIVING
a.	Per Section 1.8

3.	DISTRIBUTION
a.	Per Section 1.11

4.	CUSTOMER SERVICE
a.	BioRidge will employ the following resources sufficiently dedicated to the sale and service of Alferon-N:
i.	Professional order management telephonic sales representatives. These people will process orders, track order rates, order lapses etc., in an effort to maintain pharmacy focus and ordering of Alferon.
ii.	Making monthly contact with purchasers/pharmacies via telephonic means, to discuss patient specific ordering including the timing or refill orders in their usual reports
iii.	Accounting personnel to perform accounts receivable, inventory monitoring, sales reporting and tracking
b.	BioRidge will provide adequate personnel to handle a dedicated inbound phone line (or lines) for Hemispherx's customers to phone in purchase orders, for inquiries, and for general information.
c.	BioRidge will staff the Hemispherx Customer Service inbound phone line during normal business hours, Monday through Friday, except for the following holidays (subject to change).: Christmas Day, New Year's Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day
d.	BioRidge will be responsible for the training of the customer service representative and backup representative(s). Hemispherx will provide company and product specific information for training of customer service representatives assigned to Hemispherx.
e.	BioRidge will be responsible for initial set up and on-going maintenance of customer master files.
f.	BioRidge will accept customer orders by electronic data interchange (EDI), phone or fax.
g.	BioRidge will use commercially reasonable efforts to answer inbound phone calls within the first thirty (30) seconds, and enter orders accurately
h.	As a backup to the customer service representatives, a voice mail system will be maintained to accept telephone orders and to collect messages from customers.
i.	Providing access to, during normal business hours, to sales associates to address appropriate inquires from Hemispherx in support of Alferon-N. Sales associates answer Hemispherx questions
j.	Providing access to information related to the purchase history of the Alferon-N customers as well as all relevant transaction related information that provides reasonable sales forecasting data.

5.	ORDER ENTRY
a.	Hemispherx will determine minimum order and order line quantity and BioRidge will enter orders accordingly. This will be determined prior to launch and will initially be in line with Hemispherx anticipated launch forecast and initial demand estimates. Beyond launch a weekly average will be established that will be maintained in inventory by BioRidge to meet market demand.
b.	Hemispherx will instruct its customers and trading partners to place orders based on the Hemispherx's Distribution Agreement.
c.	Hemispherx will determine what customers shall pay for premium freight, special handling, and emergency order processing.
d.	BioRidge will use commercially reasonable effort to enter orders accurately. BioRidge measures the accuracy of orders entered and will report this attribute periodically.

6.	CUSTOMER CREDIT
a.	BioRidge will establish credit limits for each customer or groups of customers.
b.	BioRidge’s system will monitor orders and outstanding account receivable against the customer's credit limit and hold orders where credit limits are exceeded.
c.	BioRidge may elect to place a customer's account on credit hold so that all orders are reviewed prior to shipment.
d.	BioRidge will review and approve all customer orders held for credit limits prior to shipment and will notify Hemispherx of those customers whose orders are being held.

7.	PRICING AND TERMS
a.	BioRidge will perform system maintenance of pricing and terms. Hemispherx will provide to BioRidge in writing any changes to prices or terms. BioRidge will be responsible for updating the BioRidge system within 48 hours of receipt of such notice or as Hemispherx may otherwise instruct.
b.	BioRidge employees are bound by the confidentiality provisions of the Agreement between BioRidge and Hemispherx and, as such, shall not disclose Hemispherx sales data or pricing information outside the specific Hemispherx employees who have a need to know of this information in the course of performing their routine job responsibilities.

8.	INVOICING
a.	BioRidge Customer Service will use commercially reasonable efforts to mail invoices the morning following shipment of product, or transmit by electronic data interchange (EDI), where installed, the same day of shipment of product, to customer's billing address.
b.	For any order shipped after the close of business, the invoice will be prepared and mailed the following business day.
c.	BioRidge will make its best effort to process invoices as timely and accurately as possible.

9.	RECALL ASSISTANCE
a.	See Section 1.19

10.	SYSTEMS
a.	Hemispherx retains ownership to all data in the BioRidge system related to Hemispherx’s business.
b.	BioRidge will maintain security of the Hemispherx's data in files segregated and inaccessible to other BioRidge customers,, or to any other entity as determined by the Hemispherx.
c.	Reporting and interfaces will be defined by Hemispherx and jointly agreed upon with BioRidge.
d.	BioRidge will maintain all systems within the change control SOPs.